

Mail Stop 4628

February 3, 2016

Via E-mail
John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
450 Gears Road, Suite 500
Houston, Texas 77067

> **Re:**   **Patterson-UTI Energy, Inc.**
>          **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
>          **Response Dated December 22, 2015**
>          **File No. 0-22664**

Dear Mr. Vollmer:

We have reviewed your December 22, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2015 letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Notes to Unaudited Condensed Consolidated Financial Statements, page 8

Note 5 – Goodwill and Intangible Assets, page 14

1.   We note your responses to prior comments 3 and 6. Please tell us more about the first step of your goodwill impairment test as of September 30, 2015. Specifically, tell us about the characteristics or synergies which would result in the indicated control premium used to estimate the fair value of your contract drilling reporting unit. Based on your experience and knowledge of mergers and acquisitions, describe what synergies a potential market participant of the contract drilling reporting unit would bring to achieve the indicated control premium. In light of industry specific events at the time of the

impairment analysis, explain why a market participant would rather purchase the reporting unit versus purchasing assets in the secondary market.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources